UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated July 29, 2011.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: July 29, 2011

Press release

Elster Reports 2011

Second Quarter and Half-Year Results

—Broad, global demand drives growth—

—Continued stellar gas segment performance—

—Contracted future revenues up 33.8 percent year-over-year—

ESSEN, Germany, July 29, 2011 – Elster Group SE (NYSE: ELT) today announced results for the second quarter and six months ended June 30, 2011. Second quarter 2011 highlights include:

•	Second quarter revenues of $486.7 million, up 12.4 percent year-over-year (up 3.5 percent on a constant currency basis1)

•	Second quarter adjusted EBITDA2 of $70.0 million, adjusted EBITDA margin2 of 14.4 percent

•	Second quarter GAAP earnings per ADS of $0.13, including a one-time, non-cash debt extinguishment charge related to refinancing of $10.3 million (net of tax $0.09 per ADS)

•	Contracted future revenues3 of nearly $1.1 billion at June 30, 2011

“We have seen steady growth across many of our business segments and geographies in the first half of the year. The positive trends in our contracted future revenues, our growing traction in emerging markets like Russia and Brazil, and the continued strength throughout our large and profitable gas business position the company strongly to manage through the slower U.S. market and capitalize on potential global drivers in the remainder of the year,” said Simon Beresford-Wylie, chief executive officer of Elster.

Second quarter 2011

Elster’s second quarter 2011 (2Q 2011) revenues were $486.7 million, up $53.6 million, or 12.4 percent, over the second quarter 2010 (2Q 2010), and up 3.5 percent on a constant currency basis. Strong growth in the gas segment was supported by solid performance in the electricity and water segments.

Elster recorded adjusted EBITDA of $70.0 million in 2Q 2011, down 4.6 percent compared to 2Q 2010. 2Q 2011 GAAP net income attributable to Elster Group SE was $14.4 million, or $0.13 per ADS. Non-GAAP net income4, which excludes the amortization of purchase price allocation after income taxes and the loss of extinguishment of debt after income taxes, was $30.5 million in 2Q 2011. This compares with $25.1 million in 2Q 2010.

2Q 2011 gross margin was 32.6 percent compared to 32.2 percent in 2Q 2010. Solid gross margin performance in the gas and electricity segments outweighed weaker results in water.

Total operating expenses increased by $14.8 million, or 15.2 percent to $112.0 million in 2Q 2011, up from $97.2 million in 2Q 2010. Continued investments in sales and marketing for our Smart Offerings5 and increased research and development investments accounted for the majority of the increase in operating expenses.

In April, Elster entered into a euro 590 million multicurrency revolving credit and bank guarantee facilities agreement, and successfully placed euro 250 million Senior Notes. The new revolving credit facilities agreement provides Elster with additional financial flexibility to support its strategy. Under the new financing structure, the company improved its debt maturity profile and is also able to use cash to repay outstanding debt, while obtaining the flexibility to re-draw funds if additional financing is required.

The refinancing resulted in a one-time, non-cash, after-tax charge of $10.3 million or $0.09 per ADS in 2Q 2011 to write off the unamortized debt issuance cost associated with the old credit facility.

Half-year 2011

In the first half of 2011 (1H 2011), Elster’s revenues were $930.6 million, up $99.3 million, or 11.9 percent over the first half of 2010 (1H 2010), and up 7.1 percent on a constant currency basis.

Elster recorded adjusted EBITDA of $132.2 million in 1H 2011, which increased by 1.0 percent from $130.9 million in 1H 2010. 1H 2011 GAAP net income attributable to Elster Group SE was $38.3 million, or $0.34 per ADS. Non-GAAP net income, which excludes the amortization of purchase price allocation after income taxes and the loss of extinguishment of debt after income taxes, was $60.5 million in 1H 2011. This compares with $30.3 million in 1H 2010.

Gross margin for 1H 2011 was 32.8 percent compared to 30.9 percent in 1H 2010. Product and geographic sales mix drove the year-over-year increase in gross margin. 1H 2010 gross margin was negatively affected by an inventory write-down related to the termination of business with a distributor in the electricity segment.

Total operating expenses increased by $25.3 million, or 13.1 percent to $217.8 million in 1H 2011, up from $192.5 million in 1H 2010. Investments in sales and marketing and research and development, particularly for Elster’s Smart Offerings, accounted for the majority of the increase in expenses. The increase in general and administrative expenses were a result, primarily, of the now fully established corporate structure as a public company, which was only at a nascent stage last year.

Elster Segment Results

Gas

Gas revenues in 2Q 2011 of $275.1 million reflect a 22.9 percent increase versus 2Q 2010, and segment profit6 of $64.4 million grew 19.7 percent compared to 2Q 2010. 2Q 2011 segment profit margin7 decreased to 23.4 percent from 24.0 percent last year.

Gas segment revenue and profitability in 2Q 2011 reflect metering strength across geographies and outstanding performance from the utilization product portfolio. Revenues were particularly strong across Europe, as revenue grew in all major geographies. Gas segment profit was buoyed by a strong contribution from utilization products. Research and development investment accelerated year-over-year in the second quarter.

Gas revenues in 1H 2011 of $530.8 million reflect a 20.1 percent year-over-year increase versus 1H 2010, and segment profit of $129.2 million grew 22.3 percent compared to 1H 2010. 1H 2011 segment profit margin increased to 24.3 percent from 23.9 percent last year.

Improved global economic conditions and strong markets drove gas segment revenue and profitability in 1H 2011. Revenues were significantly higher in most major markets, highlighted by particular strength in Western Europe. Continued strong performance from the gas utilization product portfolio also contributed to the results. Favorable overall product mix drove improved gas segment profit despite increased research and development investments in new products.

Electricity

2Q 2011 electricity revenues were $117.3 million, an increase of 1.2 percent versus 2Q 2010. Segment profit of $12.5 million declined 6.7 percent compared to 2Q 2010. 2Q 2011 segment profit margin declined to 10.7 percent from 11.6 percent last year.

2Q 2011 electricity segment revenues reflect solid results in Europe, Asia and Latin America, which offset continued weakness in North America and the Middle East. Elster’s continued sales force and new product investments impacted segment profitability in the second quarter.

Electricity revenues in 1H 2011 of $216.7 million reflect a 4.9 percent year-over-year increase versus 1H 2010. Segment profit of $16.2 million declined 16.9 percent compared to 1H 2010. 1H 2011 segment profit margin declined to 7.5 percent from 9.4 percent last year.

1H 2011 electricity segment revenues reflect strong growth in markets across Europe, which offset weakness in North America. Electricity segment profitability was impacted primarily by the continued investment in the Smart Offerings-focused sales force and by continued investment in new products, particularly in Europe and North America.

Water

Water revenues in 2Q 2011 of $102.4 million reflect a 2.5 percent increase versus 2Q 2010, and water segment profit of $4.9 million declined 54.2 percent compared to 2Q 2010. Water segment profit margin declined to 4.8 percent from 10.7 percent last year.

Similar to last quarter, strong results in Western Europe and Oceania in 2Q 2011 drove water segment revenue growth, offset by continued weakness in North America. 2Q 2011 water segment profitability was impacted by a number of charges discrete to 2Q 2011 and a less favorable geographic mix.

Water revenues in 1H 2011 of $198.8 million reflect a 2.5 percent increase versus 1H 2010, and water segment profit of $12.1 million declined 37.3 percent compared to 1H 2010. Water segment profit margin declined to 6.1 percent from 10.0 percent last year.

1H 2011 water segment revenues were driven by considerable growth in Western Europe and Oceania, which were offset by weaker revenues in selected North America markets. Product and geographic mix impacted 1H 2011 water segment profitability, as Elster also continued to invest in the development of new products. Segment profitability in 1H 2011 was also impacted by a number of charges discrete to 2Q 2011.

Outlook8:

Elster expects that full year 2011 revenues will grow five percent to nine percent in 2011 compared to 2010 and estimates its 2011 GAAP earnings per ADS to be in the range of $0.90 to $1.00.

1	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

2
A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue. Commencing in the second quarter of 2011, Elster has changed the calculation for its Non-GAAP measure Adjusted EBITDA, for details please see at the end of this press release.

3
Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

4
A reconciliation of Non-GAAP net income to GAAP net income is available at the end of this press release. In the second quarter of 2011 Elster has changed the calculation for its Non-GAAP measure Non-GAAP net income, for details please see at the end of this press release.

5	Elster defines Smart Offerings as automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use therein.

6
Commencing in the second quarter of 2011, Elster has changed the calculation for its segment profits, for details please see Note 15 to our unaudited interim condensed consolidated financial statements included in our quarterly report for the second quarter 2011 on Form 6-K.

7	Segment profit margin is segment profit as a percentage of segment revenues.

8
The FY 2011 GAAP earnings per ADS expectations are based on 112,880,164 ADSs outstanding. Reported FY 2010 GAAP earnings per ADS were based on 77,182,292 weighted average ADSs outstanding. Elster’s FY 2011 GAAP earnings per ADS expectations are based on certain assumptions with respect to foreign currency exchange rates, particularly of the euro of 1.39 and pound sterling of 1.64 against the U.S. dollar. These targets do not include the effects from the second quarter 2011 debt refinancing.

Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Friday, July 29, 2011 on the company's website. To access the live webcast, please log on to the investors section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-234-9959 and using confirmation number 208459.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Friday, August 12, 2011. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 208459.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

Elster Group SE

Condensed Consolidated Statement of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited, in millions, except per share data)	2011	2010	2011	2010

Revenues	$486.7	$433.1	$930.6	$831.3
Cost of revenues	-328.1	-293.6	-625.6	-574.6
Gross profit	$158.5	$139.5	$305.0	$256.7

Operating expenses
Selling expenses	-47.3	-40.7	-91.4	-80.8
General and administrative expenses	-36.9	-33.4	-74.0	-69.9
Research and development expenses	-27.3	-20.7	-53.5	-41.4
Other operating income (expenses), net	-0.5	-2.4	1.1	-0.4
Operating income	$46.6	$42.4	$87.3	$64.3

Non-operating expenses
Interest expense, net	-12.1	-16.9	-19.0	-38.4
Loss on extinguishment of debt	-13.4	0.0	-13.4	0.0
Other income, net	1.0	1.2	2.1	1.7
Total non-operating expenses	$-24.6	$-15.7	$-30.4	$-36.6

Income before income tax	$22.0	$26.7	$56.8	$27.7
Income tax expense	-6.9	-9.7	-17.0	-11.1
Net income from continuing operations	$15.0	$17.0	$39.9	$16.5
Net income from discontinued operations	$-	$2.6	$-	$2.6
Net income	$15.0	$19.6	$39.9	$19.1
Net income attributable to noncontrolling interests	0.7	0.8	1.6	1.2
Net income attributable to Elster Group SE	$14.4	$18.8	$38.3	$17.9

Weighted average number of shares outstanding
Basic	28,220,041	16,320,750	28,220,041	16,320,750
Diluted	28,238,175	16,320,750	28,236,462	16,320,750
Weighted average number of ADS outstanding
Basic	112,880,164	65,283,000	112,880,164	65,283,000
Diluted	112,952,700	65,283,000	112,945,848	65,283,000

Basic income per share
Income from continuing operations attributable to Elster Group SE	$0.51	$0.64	$1.36	$0.20
Income from discontinued operations attributable to Elster Group SE	0.00	0.16	0.00	0.16
Net income per share attributable to Elster Group SE shareholders	$0.51	$0.80	$1.36	$0.36

Diluted income per share
Income from continuing operations attributable to Elster Group SE	$0.51	$0.64	$1.35	$0.20
Income from discontinued operations attributable to Elster Group SE	0.00	0.16	0.00	0.16
Net income per share attributable to Elster Group SE shareholders	$0.51	$0.80	$1.35	$0.36

Basic income per ADS
Income from continuing operations attributable to Elster Group SE	$0.13	$0.16	$0.34	$0.05
Income from discontinued operations attributable to Elster Group SE	0.00	0.04	0.00	0.04
Net income per ADS attributable to Elster Group SE shareholders	$0.13	$0.20	$0.34	$0.09

Diluted income per ADS
Income from continuing operations attributable to Elster Group SE	$0.13	$0.16	$0.34	$0.05
Income from discontinued operations attributable to Elster Group SE	0.00	0.04	0.00	0.04
Net income per ADS attributable to Elster Group SE shareholders	$0.13	$0.20	$0.34	$0.09

Elster Group SE

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2011	2010
	(unaudited)
(in millions)
Assets
Current assets
Cash and cash equivalents	$129.9	$216.3
Accounts receivable	322.7	292.4
Inventories	174.4	154.5
Other current assets	100.8	104.5
Total current assets	$727.8	$767.8

Noncurrent assets
Property, plant and equipment, net	212.1	202.9
Other intangible assets, net	206.5	216.4
Goodwill	983.1	937.0
Other noncurrent assets	63.5	40.2
Total noncurrent assets	$1,465.2	$1,396.5
Total assets	$2,193.0	$2,164.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$14.0	$13.5
Payroll, bonuses and related accruals	60.5	57.8
Short-term debt and current portion of long-term debt	18.7	18.0
Accounts payable	231.2	204.3
Warranties	34.7	31.6
Deferred tax liabilities	7.3	6.7
Other current liabilities	103.3	96.4
Total current liabilities	$469.8	$428.3

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	145.4	137.5
Payroll, bonuses and related accruals	1.5	1.3
Long-term debt, less current portion	728.4	822.4
Deferred tax liabilities	66.6	60.7
Other noncurrent liabilities	62.9	57.8
Total noncurrent liabilities	$1,004.7	$1,079.7
Total liabilities	$1,474.5	$1,508.0

Equity
Total equity attributable to Elster Group SE	708.8	640.7
Noncontrolling interests	9.6	15.5
Total equity	$718.4	$656.2
Total liabilities and equity	$2,193.0	$2,164.3

Elster Group SE

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(unaudited, in millions)	2011	2010

Cash flows from operating activities	$75.1	$37.0

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-23.2	-18.1
Proceeds from disposals of property, plant and equipment and intangible assets	1.9	1.5
Net cash flow used in investing activities	$-21.4	$-16.6

Cash flows from financing activities
Proceeds from issuance of Senior Notes	364.6	0.0
Proceeds from other bank borrowings	412.0	43.7
Payment of deferred financing cost	-20.6	0.0
Repayment of bank borrowings	-900.6	-36.3
Repayment of capital lease obligations	-0.3	-0.3
Dividends to noncontrolling interests	-6.4	0.0
Net cash flow from (used in) financing activities	$-151.2	$7.1

Net increase (decrease) in cash and cash equivalents	$-97.5	$27.5
Effect of exchange rate fluctuations on cash held	11.1	-3.9
Cash and cash equivalents at January 1	216.3	75.4
Cash and cash equivalents at June 30	$129.9	$99.0

Income taxes paid	20.2	10.8
Interest paid	20.1	24.4

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended June 30,
(unaudited, in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$275.1	$223.9	$117.3	$115.9	$102.4	$99.9
thereof to external customers	274.8	222.5	111.8	111.4	100.0	99.2
thereof to other segments	0.2	1.4	5.5	4.5	2.3	0.8
Segment profit	$64.4	$53.8	$12.5	$13.4	$4.9	$10.7

	Gas		Electricity		Water
	Six Months Ended June 30,
(unaudited, in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$530.8	$442.1	$216.7	$206.5	$198.8	$193.9
thereof to external customers	530.1	439.8	206.9	199.0	193.6	192.5
thereof to other segments	0.7	2.4	9.8	7.5	5.2	1.4
Segment profit	$129.2	$105.6	$16.2	$19.5	$12.1	$19.3

Elster Group SE

Reconciliations of Non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, net income before amortization of purchase price allocation and loss on extinguishment of debt, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

In the second quarter of 2011 Elster has more strictly defined the calculation for our non-GAAP measure, adjusted EBITDA. Previously, adjusted EBITDA was calculated based on a broader definition of adjusted EBITDA in our old Senior Facilities Agreement.

In connection with the refinancing that occurred in the second quarter of 2011, the old Senior Facilities Agreement was terminated. The new definition of adjusted EBITDA will now only include significant non-recurring items, including employee termination and exit costs.

The new calculation of adjusted EBITDA is based on how Elster will review business performance and determine the allocation of resources. Elster has updated all prior year periods at the group level for the new calculation of adjusted EBITDA in this press release for comparability purposes.

Additionally, the loss on extinguishment of debt recorded in the second quarter of 2011 that was a result of the refinancing and extinguishment of the Senior Facilities Agreement has been adjusted from net income before amortization of purchase price allocation.

Prospectively, Elster’s three non-GAAP measures will continue to be presented in our earnings releases but will no longer be included in furnishings that include our interim financial statements or filings that include our annual financial statements due to the change in adjusted EBITDA after the refinancing.

Reconciliation of Adjusted EBITDA to Net Income

	Three Months Ended June 30,
	as reported				pro forma
(unaudited, in millions)	2011	% of revenues	2010	% of revenues	2010	% of revenues

Net income	$15.0	3.1%	$19.6	4.5%	$19.6	4.5%
Income tax expense	6.9		9.7		9.7
Interest expense, net	12.1		16.9		16.9
Loss on extinguishment of debt	13.4		0.0		0.0
Depreciation and amortization	21.5		20.9		20.9
Income (loss) from discontinued operations	0.0		-2.6		-2.6
Foreign currency exchange effects	0.0		1.2		-
Management equity program	0.0		0.7		0.7
Expenses for preparation to become a public company	0.0		3.3		3.3
Strategy development costs	0.0		0.3		-
Employee termination and exit costs	1.0		1.1		1.1
Business process reengineering and reorganization costs	0.0		2.1		-
IT project costs	0.0		0.2		-
Adjusted EBITDA	$70.0	14.4%	$73.4	16.9%	$69.6	16.1%

	Six Months Ended June 30,
	as reported				pro forma
(unaudited, in millions)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues

Net income	$39.9	4.3%	$19.1	2.3%	$39.9	4.3%	$19.1	2.3%
Income tax expense	17.0		11.1		17.0		11.1
Interest expense, net	19.0		38.4		19.0		38.4
Loss on extinguishment of debt	13.4		0.0		13.4		0.0
Depreciation and amortization	42.1		42.6		42.1		42.6
Income (loss) from discontinued operations	0.0		-2.6		0.0		-2.6
Foreign currency exchange effects	-1.5		0.6		-		-
Management equity program	-		1.4		-		1.4
Expenses for preparation to become a public company	-		6.6		-		6.6
Strategy development costs	-		0.3		-		-
Employee termination and exit costs	1.1		1.4		1.1		1.4
Business process reengineering and reorganization costs	0.8		2.1		-		-
IT project costs	0.3		0.9		-		-
Effects of termination of a distributor	0.0		9.0		0.0		9.0
Adjusted EBITDA	$132.2	14.2%	$130.9	15.7%	$132.5	14.2%	$127.0	15.3%

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Six Months Ended June 30,
(unaudited, in millions)	2011	2010

Cash flows from operating activities	$75.1	$37.0
Purchases of property, plant and equipment and intangible assets	-23.2	-18.1
Free cash flow	$51.9	$18.9

Reconciliation of Non-GAAP Net Income to GAAP Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited, in millions)	2011	2010	2011	2010

Net income	$15.0	$19.6	$39.9	$19.1
Amortization of purchase price allocation	7.8	8.2	15.4	16.7
Loss on extinguishment of debt	13.4	0.0	13.4	0.0
Less: income taxes on amortization of purchase price allocations and on loss on extinguishment of debt	5.7	2.7	8.2	5.5
Non-GAAP net income	$30.5	$25.1	$60.5	$30.3